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Exhibit 3.1

AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
ANGEION CORPORATION

        Pursuant to the provisions of Chapter 302A of the Minnesota Statutes, known as the Minnesota Business Corporation Act, and amendments thereto, the following Amended and Restated Articles of Incorporation are adopted and shall supersede and take the place of the existing Articles of Incorporation and all amendments thereto, all effective as of October 25, 2002.

ARTICLE I—NAME

        The name of the corporation shall be Angeion Corporation.

ARTICLE II—REGISTERED OFFICE

        The registered office of the corporation is located at 350 Oak Grove Parkway, Saint Paul, Minnesota 55127.

ARTICLE III—CAPITAL STOCK

        The aggregate number of shares the corporation has authority to issue shall be Thirty Million (30,000,000) shares, which shall have a par value of $.01 per share solely for the purpose of any statute or regulation imposing a tax or fee based upon the capitalization of the corporation, and which shall consist of Twenty Five Million (25,000,000) common shares, which shall have a par value of $.10 and Five Million (5,000,000) undesignated shares. The Board of Directors of the corporation is authorized to establish from the undesignated shares, by resolution adopted and filed in the manner provided by law, one or more classes or series of shares, to designate each class or series (which may include but is not limited to designation as additional common shares), and to fix the relative powers, qualifications, restrictions, rights and preferences of each such class or series, including, without limitation, the right to create voting, dividend and liquidation rights and preferences greater than those of common stock; provided, however, that the corporation shall not have the right to issue any non-voting shares prior to November 1, 2003

ARTICLE IV—RIGHTS OF SHAREHOLDERS

        Section 1.    No Preemptive Rights.    No shares of any class or series of the corporation shall entitle the holders to any preemptive rights to subscribe for or purchase additional shares of that class or series or any other class or series of the corporation now or hereafter authorized or issued.

        Section 2.    No Cumulative Voting Rights.    There shall be no cumulative voting by the shareholders of the corporation.

ARTICLE V—DIRECTORS

        Section 1.    Number, Term and Director Appointees.    The business and affairs of this corporation shall be managed by or under the direction of a Board of Directors consisting of not less than Three (3) or more than Seven (7) directors, as may be designated by the Board of Directors from time to time. The Creditors' Committee (the "Committee"), formed under that Plan of Reorganization, filed June 17, 2002 in the United States Bankruptcy Court in the District of Minnesota (the "Plan"), may appoint and elect four (4) directors at any time (the "Right"), provided however, that such Right will terminate upon the earlier of (i) January 1, 2006 or (ii) when the former holders of this corporation's seven and one-half percent (7 1/2%) Senior Convertible Notes due April 2003 collectively own less than forty percent (40%) of the outstanding common shares (the "Termination Date"). Until the

Termination Date, there shall be at least one (1) director serving as a designee of the Committee (the "Designee"). Each director shall serve until a successor shall have been duly elected and qualified, unless the director shall retire, resign, die or be removed.

        Section 2.    Vacancies.    Any vacancies occurring in the Board of Directors for any reason, and any newly created directorships resulting from an increase in the number of directors, may be filled by a majority of the directors then in office, subject to the rights of the Committee specified in Article V, Section 1. Any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified subject, however, to prior retirement, resignation, death or removal from office.

        Section 3.    Quorum.    A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice. The directors present at a duly organized meeting may continue to transact business until adjournment notwithstanding that the withdrawal of enough directors originally present leaves less than the number otherwise required for a quorum.

        Section 4.    Act of the Board.    The Board shall take action by the affirmative vote of the greater of (1) a majority of the directors present at a duly held meeting at the time the action is taken, or (2) a majority of the minimum proportion or number of directors that would constitute a quorum for the transaction of business at the meeting. A unanimous vote of the Designee or Designees of the Committee shall be required, however, when the contemplated action would result in either (a) a merger with or into another entity or (b) a sale of all or substantially all of the assets of the corporation.

        Section 5.    Written Action by Directors.    Any action required or permitted to be taken at a meeting of the Board of Directors, or a committee thereof, may be taken by written action signed by all of the directors or, in cases where the action need not be approved by the shareholders, by written action signed by the number of directors that would be required to take the same action at a meeting of the Board or a committee thereof at which all directors were present. This section will be limited by the provisions contained in the above Article V, Section 1.

ARTICLE VI—LIMITATION OF DIRECTOR LIABILITY

        Section 1.    Liability and Indemnification.    No director shall be personally liable to the corporation or to its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the laws of the State of Minnesota as the same may exist or may hereafter be amended. Any repeal or modification of the provisions of this Article shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

        Any person who at any time shall serve or shall have served as a director, officer, or employee of the corporation, or of any other enterprise at the request of the corporation, and the heirs, executors and administrators of such person shall be indemnified by the corporation in accordance with, and to the fullest extent permitted by, the provisions of the Minnesota Business Corporation Act, as it may be amended from time to time.

        Section 2.    Insurance.    The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Minnesota Business Corporation Act.

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AMENDED AND RESTATED ARTICLES OF INCORPORATION OF ANGEION CORPORATION
ARTICLE I—NAME
ARTICLE II—REGISTERED OFFICE
ARTICLE III—CAPITAL STOCK
ARTICLE IV—RIGHTS OF SHAREHOLDERS
ARTICLE V—DIRECTORS
ARTICLE VI—LIMITATION OF DIRECTOR LIABILITY